DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com JASON C. HARMON jason.harmon@dlapiper.com T 410.580.4170 F 410.580.3170

June 14, 2016

via EDGAR
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. — Mail Stop 3720

Washington, D.C. 20549

Attention:                 Larry Spirgel

Re:                             Laureate Education, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 20, 2016
File No. 333-207243

Ladies and Gentlemen:

This letter is provided on behalf of our client, Laureate Education, Inc. (the “Company”), in furtherance to conversations regarding comment number 1 in your letter to the Company dated January 13, 2016, with you and other members of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced amendment to the Registration Statement on Form S-1 (the “Registration Statement”). The Company respectfully submits separately for your consideration proposed draft disclosures that eliminate the reference to B Lab throughout the Registration Statement. For your convenience, we have provided a clean and marked copy of the disclosures that show changes from the disclosure included in the Registration Statement filed with the Commission on May 20, 2016.

*     *     *     *

Thank you very much for your attention to this matter.  We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have.  Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon, Esq.
DLA Piper LLP (US)

cc:                                Robert W. Zentz, Esq.
Thomas J. Plotz, Esq.
Laureate Education, Inc.

Robert W. Smith, Jr., Esq.
Michael J. Stein, Esq.
DLA Piper LLP (US)

Joseph H. Kaufman, Esq.
David W. Azarkh, Esq.
Simpson Thacher & Bartlett LLP

MARKED SECTIONS OF FORM S-1

LETTER FROM DOUG BECKER, page v

I believe that balancing the needs of our constituents has been instrumental to our success and longevity, allowing us to grow even in challenging economic times. For a long time, we didn’t have an easy way to explain the idea of a for-profit company with such a deep commitment to benefitting society. So we took notice when in 2010 the first state in the U.S. passed legislation creating the concept of a Public Benefit Corporation, a new type of for-profit corporation with an expressed commitment to creating a material positive impact on society. We watched this concept carefully as it swept the nation, with 31 states and the District of Columbia now having passed legislation to allow for this new class of corporation, which commits itself to high standards of corporate purpose, accountability and transparency. This includes Delaware, the state that we have selected as our new domicile and which has the most up-to-date Public Benefit Corporation law. We believe that we are by far the largest company to become a Public Benefit Corporation and that, following our IPO, we likely will be the first publicly traded Public Benefit Corporation. In addition, while not required by Delaware law, we have chosen to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by ~~B Lab, the pioneering~~an independent non-profit organization ~~behind the global movement of using business as a force for good~~. Based on this assessment, ~~B Lab has~~we have been designated ~~us~~as a “Certified B Corporation.”

PROSPECTUS SUMMARY, page 15

Certified B ~~Lab Certification~~Corporation

In addition to becoming a public benefit corporation, although not required by Delaware law, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by ~~B Lab,~~ an independent non-profit organization. As a result of this assessment, ~~B Lab has~~we have been designated ~~us~~as a “Certified B Corporation.” ~~under its standards.~~ See “Business—Certified B ~~Lab Certification~~Corporation.”

RISK FACTORS, page 48

Our status as a Certified B Corporation may not result in the benefits that we anticipate.

While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by ~~B Lab,~~ an independent non-profit organization. As a result of this assessment, ~~B Lab has~~we have been designated ~~us~~as a “Certified B Corporation,” which refers to companies that are certified ~~by B Lab~~ as meeting certain levels of social and environmental performance, accountability and transparency. ~~B Lab sets the~~The standards for Certified B Corporation certification are set by an independent organization and may change ~~those standards~~ over time. See “Business—Certified B ~~Lab Certification~~Corporation.” Our reputation could be harmed if we lose our status as a Certified B Corporation, whether by our choice or by our failure to continue to meet ~~B Lab’s~~the certification requirements, if that failure or change were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported Certified B Corporation score declines.

BUSINESS, page 175

Certified B ~~Lab Certification~~Corporation

While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by ~~B Lab,~~ an independent non-profit organization. As a result of this assessment, ~~B Lab has~~we have been designated ~~us~~as a “Certified B Corporation” under ~~its~~the standards set by an independent organization, which refers to companies that are certified ~~by B Lab~~ as meeting certain levels of social and environmental performance, accountability and transparency.

The following description of ~~B Lab’s~~the certification processes and standards was provided to us by the independent organization that designated us as a Certified B ~~Lab~~Corporation. The first step in becoming a Certified B Corporation is taking and passing ~~the B Impact Assessment,~~ a comprehensive and objective ~~measure~~assessment of a business’s positive impact on society and the environment. The assessment varies depending on the company’s size (number of employees), sector and location. The standards in the assessment are created and revised by ~~the Standards Advisory Council,~~ an independent governing body that determines eligibility to be a Certified B Corporation.

By completing a set of over 200 questions, which are customized for the company being assessed, that reflect impact indicators, best practices and outcomes, a company receives a composite score on a 200-point scale representative of its overall impact on its employees, customers, communities and the environment. Representative indicators in the assessment range from payment above a living wage, employee benefits, charitable giving/community service, use of renewable energy and, in the case of educational institutions like Laureate, student outcomes such as retention, graduation and employment rates.

Certification as a Certified B Corporation requires that a company achieve a reviewed assessment score of at least an 80 ~~on the B Impact Assessment~~. The review process includes a phone review ~~with B Lab staff~~, a random selection of indicators for verifying documentation and a random selection of company locations for onsite reviews, including employee interviews and facility tours. In the case of Laureate’s assessment, each subsidiary, as well as the corporate office in Baltimore, was required to complete an individual assessment for review that would be aggregated based on size to calculate an overall score. The ~~B Impact Assessment~~assessment also includes a disclosure questionnaire, including any sensitive practices, fines and sanctions related to the company or its partners.

For Laureate, certification ~~by B Lab~~ also required us to adopt the public benefit corporation structure, a step we have already completed. Once certified, every Certified B Corporation must make its assessment score transparent on the ~~B Impact Assessment on the B Lab~~independent non-profit organization’s website ~~(www.bcorporation.net)~~. Acceptance as a Certified B Corporation and continued certification is at the sole discretion of the ~~Standards Advisory Council and B Lab’s Board of Directors~~independent organization.